

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 19, 2024

Naeem E. Kola
Group Chief Financial Officer
Lesaka Technologies, Inc.
President Place, 4th Floor
Cnr. Jan Smuts Avenue and Bolton Road
Rosebank, Johannesburg 2196, South Africa

> **Re: Lesaka Technologies, Inc.**
> **Form 10-K for the Fiscal Year Ended June 30, 2023**
> **File No. 000-31203**

Dear Naeem E. Kola:

   We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

> Sincerely,
>
> Division of Corporation Finance
> Office of Finance